April 22, 2009

DIRECT DIAL: 212-451-2296
EMAIL: RBERENBLAT@OLSHANLAW.COM

BY EDGAR AND EMAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Riegel, Esq.

Re:	Specialty Underwriters’ Alliance, Inc. (“Specialty” or the “Company”) DFAN14A Filed by Hallmark Financial Services, Inc. (“Hallmark”) Filed April 17, 2009 File No. 000-50891

Dear Ms. Riegel:

We acknowledge receipt of the letter of comment dated April 21, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Hallmark and provide the following supplemental response on its behalf.  Our responses are numbered to correspond to your comments.

Soliciting Material Pursuant to Rule 14a-12 Filed on April 17, 2009

1.
The Staff identifies certain statements in the Presentation that it believes are problematic.  The paragraphs below discuss the support for these statements.  Hallmark will not use these or similar statements in the future without providing what it believes constitutes proper factual support.

“The Board’s behavior in response to the proposal was eye-opening and further underscored glaring weaknesses and entrenchment at the Board level.”

Hallmark believes it has a reasonable basis for making this statement.  As discussed in Hallmark’s proxy statement, in June 2008 Mark Schwarz made numerous attempts to speak with Courtney Smith and Specialty’s advisors regarding the proposed business combination but was consistently rebuffed.  After several attempts by Mr. Schwarz to meet with representatives of Hallmark to discuss the proposal, Mr. Smith sent a perfunctory two sentence email to Mr. Schwarz formally directing Mr. Schwarz to forward “in writing” any “additional information that [Hallmark] would like to share with [SUA].”  Hallmark does not believe this email satisfied the Board’s obligations to have all of the information required to act in the best interests of stockholders in connection with a potentially value enhancing transaction and in Hallmark’s opinion underscores the weakness of the Board.  Additionally, the Board’s unwillingness to engage in serious discussions regarding the proposed transaction is in Hallmark’s view “eye-opening”.  The change in control agreements entered into between Specialty and members of its management team in April 2008 and the “defensive” amendments to Specialty’s bylaws announced in August 2008 in Hallmark’s opinion underscores action which have the effect of entrenchment at the Board level.

April 22, 2009

“The SUAI nominees Hallmark seeks to replace are . . . one individual without meaningful industry experience (Robert Dean) . . .”

Hallmark believes it has a reasonable basis for making this statement.  According to Specialty’s proxy statement, Mr. Dean has an investment and legal background but has not been employed in the insurance industry.  According to Specialty’s proxy statement, Mr. Dean is currently a private investor and in the past has served as a Managing Director and member of the Board of Managers of Ernst & Young Corporate Finance LLC and was an attorney with Gibson, Dunn & Crutcher LLP.

2.	The Staff has asked Hallmark to provide support for the first four statements listed as bullet points on page 11 of the Presentation. The paragraphs below discuss the support for these statements.

“[Specialty’s] consistent financial underperformance”

As set forth on page 4 of the Presentation, Specialty’s cumulative net income for the five years ended December 31, 2008 is less than $2.3 million.  Specialty’s average net income during this period is approximately $454,000 (i.e., barely positive).

While Specialty may argue that the last three years (2006-2008) have produced positive net income and that any five-year average is impacted by the Company’s  negative performance in 2004 and 2005, in fact Specialty’s return on stockholder’s equity – a key financial performance metric, particularly in the insurance industry – has been sub-par relative to the insurance industry.  According to SNL Financial, the three year average (2006-2008) of Specialty’s return on average equity (ROAE) is 7.96%, compared to a three year average ROAE of 9.32% for the property and casualty (“P&C”) industry.  Moreover, according to SNL Financial, Hallmark’s three year average ROAE for 2006-2008 – a key basis of comparison for Hallmark given Hallmark’s focus on financial performance – is 10.55%.  When fiscal years 2004 and 2005 are included (the years that Specialty produced losses), Hallmark’s five-year average ROAE rises to 13.05%, according to SNL Financial.  See Appendix A for SNL Financial data (note that the “Return on Average Equity (C&S)” line item for the P&C industry represents ROAE for the P&C industry).

April 22, 2009

As set forth on page 4 of the Presentation and page 8 of Hallmark’s proxy statement, Specialty’s growth in book value per share over the prior five years has been 1.6%.  In other words, Specialty essentially has failed to meaningfully grow stockholder’s equity for its stockholders since it became a public company (and even though certain of these years represented “hard” (i.e., favorable) market conditions.

“[Specialty’s] strategic and business model weaknesses”

As set forth on page 6 of the Presentation and page 8 of Hallmark’s proxy statement, Specialty relies on a small group of partner-agents to produce a disproportionate amount of its annual premium production.  The group remains largely unchanged relative to 2005.  The failure to grow partner-agent relationships – which the Company suggests in its Form 10-K for 2008 is influenced by other features of its current model, including its “B+” rating (see below) – puts the Company at risk if its relationship with any one significant partner were to deteriorate.  Specialty has cited partner-agent concentration as a risk factor to its business in its own SEC filings.

As set forth on page 6 of the Presentation and page 9 of Hallmark’s proxy statement, Specialty has a “B+” rating from A.M. Best.  As explained by Specialty in its Form 10-K for 2008, this rating affects the Company’s ability to compete with other insurance companies that are rated at least “A-”, as some agents may be unwilling or unable to underwrite certain lines of business such as property, long-tail liability lines and automobile liability with insurers that are not rated at least “A-”.  In addition, Hallmark believes this rating contributes to Specialty being concentrated in certain lines of business (such as workers’ compensation and commercial automobile) which, in Hallmark’s experience as an insurer, do not require A- ratings.

As set forth on page 5 of the Presentation and page 9 of Hallmark’s proxy statement, Specialty has an expense ratio that is significantly higher than the industry average, according to SNL Financial (i.e., over 14 percentage points higher on average for the last four years).  In Hallmark’s experience as an insurer, this type of inefficiency is often associated with a lack of scale.  Nevertheless, other features of Specialty’s business model (e.g., limited growth in partner-agents, its “B+” rating and concentration in certain business lines, as described above) present challenges to generating premium growth and, in turn, the scale necessary to absorb Specialty’s expenses.  A high expense ratio impacts stockholder returns and, Hallmark believes, is unattractive to investors.

“[Specialty’s] corporate governance deficiencies”

As set forth on page 7 of the Presentation and page 12 of Hallmark’s proxy statement, the CEO and Chairman roles are not separated at Specialty.  Separation of these roles is widely considered a best practice by corporate governance experts.  For example, in its recent report in connection with this solicitation, Glass Lewis, a leading proxy advisory service, stated that “we agree with Hallmark’s concern regarding the lack of separation of the CEO and Chairman roles.”

April 22, 2009

As set forth on page 7 of the Presentation and page 11 of Hallmark’s proxy statement, in 2008 the Specialty Board approved new employment and change in control agreements for the entire senior management team of Specialty.  These new agreements were disclosed in Specialty’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2008.  These agreements provide for “golden parachute” payments to senior executives in certain circumstances, including a change of control of the Company (the most significant payments of which would go to Mr. Smith and Mr. Jokiel, who are members of the Specialty Board, according to Specialty).  We believe “golden parachute” arrangements are generally contrary to good corporate governance practices for a public company.

As set forth on page 7 of the Presentation, Specialty also disclosed in the same Form 10-Q that the Company adopted several bylaw amendments in 2008, including bylaws that eliminated stockholder rights (a) to call special meetings and (b) to fill vacancies on the Board (even when directors have been removed by stockholders).  Specialty also added advance notice bylaws, making it more difficult for stockholders to nominate directors.  In each case, these governance changes eliminated or diminished stockholder rights at Specialty.

“[Specialty’s] overall inability to create stockholder value”

As set forth on page 3 of the Presentation and page 7 of Hallmark’s proxy statement, Specialty’s cumulative stockholder return has been negative 72% since its IPO.  In other words, positive stockholder value has not been created on a cumulative basis for stockholders of Specialty since its IPO.  This stock price performance is worse than the S&P 500 average over the same time period (and even when that index reflects the worst bear market in a generation).  Further, as noted above, growth in Specialty’s book value per share (irrespective of market returns) has been negligible over the same time period.  As a basis of comparison, since November 2004 (Specialty’s IPO), Hallmark has had positive stock price performance and positive growth in book value per share.

3.
The Staff notes that the statement on page 11 of the Presentation that “Hallmark is not seeking to change control of the [Specialty] Board . . .” is inconsistent with disclosure in Hallmark’s definitive proxy statement and its Schedule 13D, which state that Hallmark has attempted to engage in discussions with Specialty with respect to a business combination between the companies.  However, the foregoing statement continues to read “ . . . and [Hallmark] clearly understands that its nominees will have fiduciary responsibilities to all shareholders.”  When this sentence is read in its entirety and in its full context, Hallmark is stating that it is not seeking to change control of the Specialty Board in connection with this solicitation, which Hallmark does not believe is inconsistent with Hallmark’s definitive proxy statement or Schedule 13D.  Notwithstanding the foregoing, Hallmark will not make similar statements in the future without further elaborating that Hallmark is not seeking control of the Specialty Board in connection with this solicitation.

April 22, 2009

Hallmark is simultaneously disseminating a letter to stockholders which takes into account the Staff’s comments.

The Staff is invited to contact the undersigned with any comments or questions it may have.

Very truly yours,

/s/ Ron S. Berenblat

Ron S. Berenblat

Attachment

APPENDIX A
(SNL Financial Data)

Specialty Underwriters’ Alliance, Inc. (NASDAQ: SUAI)
Financial Highlights
(Source: SNL Financial)

Native Currency: U.S. dollar(USD)
Current Currency: U.S. dollar(USD)
	2004 FY	2005 FY	2006 FY	2007 FY	2008 FY
Period Ended	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Period Restated?	No	No	No	No	No

Accounting Principle	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

Profitability (%)
ROAE	(15.58)	(16.38)	7.95	10.38	5.54

Hallmark Financial Services, Inc. (NASDAQ: HALL)
Financial Highlights
(Source: SNL Financial)

Native Currency: U.S. dollar(USD)
Current Currency: U.S. dollar(USD)
	2004 FY	2005 FY	2006 FY	2007 FY	2008 FY
Period Ended	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Period Restated?	No	No	No	Yes	No

Accounting Principle	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP	U.S. GAAP

Profitability (%)
ROAE	19.31	14.27	7.79*	16.95	6.92

* Note: Hallmark’s 2006 ROAE, as reported by SNL Financial, takes into account a one time non-cash interest charge.  Adjusting for such charge, Hallmark’s 2006 ROAE is approximately 13%. The three- and five-year averages set forth in the response letter reflect the 7.79% figure provided by SNL Financial.

P & C Industry
P&C Financial Highlights
(Source: SNL Financial)

	2004 Y	2005 Y	2006 Y	2007 Y	2008 Y
Period Ended	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
(Dollars in Thousands)

Operating Ratios (%)
Return on Average Equity (C&S)	10.37	11.57	15.39	11.91	0.65